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                             November 2, 2021

       Kevin Krumm
       Chief Financial Officer
       APi Group Corp
       1100 Old Highway 8 NW
       New Brighton, MN 55112

                                                        Re: APi Group Corp
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on March 24,
2021
                                                            Form 8-K filed on
August 11, 2021
                                                            File No. 001-39275

       Dear Mr. Krumm:

               We have reviewed your October 29, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2021 letter.

       Form 8-K filed on August 11, 2021

       General

   1. We note your response to our comment. While it is noted that the step-up adjustment will no longer be necessary
after September 30, 2021, due to the comparative nature of your non-GAAP presentations
which include prior periods, it appears that such adjustment will continue to be
presented in filings subsequent to your September 30, 2021 filings. Please remove this adjustment
from all future filings including any filings reflecting comparative periods that previously
included such an adjustment.
              You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.
 Kevin Krumm
APi Group Corp
November 2, 2021
Page 2




FirstName LastNameKevin Krumm   Sincerely,
Comapany NameAPi Group Corp
                                Division of Corporation Finance
November 2, 2021 Page 2         Office of Real Estate & Construction
FirstName LastName